SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NovaBay Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

66987P102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P102	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As described in Item 4, the warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 66987P102	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As described in Item 4, the warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 66987P102	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Kingsbrook Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As described in Item 4, the warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 66987P102	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Ari Storch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As described in Item 4, the warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 66987P102	13G/A	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Adam J. Chill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As described in Item 4, the warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 66987P102	13G/A	Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS Scott Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,551 shares of Common Stock Warrants to purchase up to 2,100,000 shares of Common Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As described in Item 4, the warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the warrants and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 66987P102	13G/A	Page 8 of 9 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on July 5, 2011 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.01 (the "Common Stock"), of NovaBay Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage set forth in Row (11) of the cover page for each Reporting Person is based on 28,316,797 shares of Common Stock issued and outstanding as of November 1, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 7, 2011 and assumes the partial exercise of the warrants reported herein (the “Reported Warrants”) up to the Blocker (as defined below).

Pursuant to the terms of the Reported Warrants, the Kingsbrook Fund cannot exercise any of the Reported Warrants unless the Reporting Persons would not beneficially own, immediately after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”).  As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of 2,272,551 shares of Common Stock directly held by the Kingsbrook Fund as well as the number of shares of Common Stock underlying the Reported Warrants that are issuable without violating the Blocker.

CUSIP No. 66987P102	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2012

KINGSBROOK OPPORTUNITIES MASTER FUND LP
By: Kingsbrook Opportunities GP LLC, its general partner

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

KINGSBROOK OPPORTUNITIES GP LLC

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

KINGSBROOK PARTNERS LP
By: KB GP LLC, its general partner

/s/ Adam J. Chill
Name: Adam J. Chill
Title: Managing Member

/s/ Ari Storch
Ari Storch

/s/ Adam J. Chill
Adam J. Chill

/s/ Scott Wallace
Scott Wallace